

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

Bill Siemers
Interim Chief Financial Officer
AllianceBernstein L.P.
501 Commerce Street
Nashville, TN 37203

      Re: AllianceBernstein L.P.
          Form 10-K for Fiscal Year Ended December 31, 2022
          File No. 000-29961

Dear Bill Siemers:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance